Exhibit 99.3

Addex Reports Q1 2020 Financial Results and Provides

Corporate Update

Geneva, Switzerland, May 20, 2020 — Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported its first quarter results for the period ended March 31, 2020 and provided a corporate update.

Q1 2020 Operating Highlights:

•                  Completed Q1 2020 with a strong liquidity position of CHF 27.1 million of cash and cash equivalents

•                  Appointed Darryle D. Schoepp PhD, one of the world’s leading and most successful neuroscience drug developers as Chairman newly formed scientific advisory board

•                  Dipraglurant pivotal registration study in levodopa induced dyskinesia associated with Parkinson’s disease (PD-LID) ready to start dosing patients subject to lifting of restrictions in US healthcare system associated with the global Covid-19 crisis

•                  Advanced Indivior funded GABAB positive allosteric modulator (PAM) research program for addiction

•                  Advanced Eurostars / Innosuisse funded mGlu7 negative allosteric modulator research program for post traumatic stress disorder

•                  Listed American Depositary Shares (ADS) representing our ordinary shares on the Nasdaq Stock Market on January 29, 2020

“We continue to execute our registration program with dipraglurant for the treatment of PD-LID and look forward to treating patients once it is safe for centers to begin enrolling,” said Tim Dyer, CEO of Addex. “We are also making significant progress with our preclinical portfolio with the financial support from Indivior and the Eurostars / Innosuisse, and are extremely happy to welcome our recently established SAB members to the Addex team.”

Key Q1 2020 Financial Data:

CHF’ thousands	Q1 20	Q1 19	Change
Income	952	701	251
R&D expenses	(3,553)	(2,482)	(1,071)
G&A expenses	(1,672)	(1,342)	(330)
Total operating loss	(4,273)	(3,123)	(1,150)
Finance result, net	(33)	82	(115)
Net loss for the period	(4,306)	(3,041)	(1,265)
Basic and diluted net loss per share	(0.16)	(0.12)	(0.04)
Net cash decrease	(4,379)	(2,679)	(1,700)
Cash and cash equivalents	27,126	38,859	(11,733)
Shareholders’ equity	21,781	36,416	(14,635)

Financial Summary

Income increased by CHF 0.3 million to CHF 1.0 million in Q1 2020 compared to CHF 0.7 million in Q1 2019, primarily due to funding from Indivior under our GABAB PAM parrtnership. Research and development expenses increased by CHF 1.1 million to CHF 3.6 million in Q1 2020 compared to CHF 2.5 million in Q1 2019, mainly due to an increase in outsourced development costs related to our dipraglurant PD-LID program. G&A expenses increased by CHF 0.3 million to CHF 1.7 million in Q1 2020, compared to CHF 1.3 million in Q1 2019, primarily due to the net impact of higher operating costs related to the listing of ADSs on the Nasdaq Stock Market and decreased share-based compensation costs. The net loss for Q1 2020 was CHF 4.3 million compared to CHF 3.0 million for Q1 2019. Basic and diluted loss per share increased to CHF 0.16 for Q1 2020, compared to CHF 0.12 for Q1 2019. Cash and cash equivalents amounted to CHF 27.1 million at March 31, 2020 compared to CHF 38.9 million at March 31, 2019 and CHF 31.5 million at December 31, 2019. The decrease is primarily due to the cash used in operating activities. The first quarter 2020 financial report can be found on the Company’s website in the investor/download section here.

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional “orthosteric” small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is scheduled to enter a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). In parallel, dipraglurant’s therapeutic use in dystonia is being investigated in preclinical models. Addex’s second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM) is being developed in collaboration with Janssen Pharmaceuticals, Inc for the treatment of epilepsy. In addition, Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements:

Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Company’s shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.